Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended			Years Ended November 30,
	May 31,
	2010		2009	2009	2008	2007	2006		2005
Earnings from continuing operations:
Pre-tax earnings (loss) from continuing operations	$16,509		(285,973)	(760,404)	(565,625)	(3,079,154)	956,064		2,204,724
Adjustments to pretax earnings (loss) from continuing operations:
Fixed Charges	101,821		91,787	203,304	193,884	267,952	318,202		229,376
Interest capitalized	(54,437)		(51,019)	(101,265)	(120,700)	(196,708)	(226,256)		(171,090)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	12,078		64,546	133,415	80,225	469,782	187,515		(41,595)
Previously capitalized interest amortized	34,124		32,317	76,599	102,763	177,892	219,947		185,345

“Earnings”	$110,095		(148,342)	(448,351)	(309,453)	(2,360,236)	1,455,472		2,406,760

Fixed Charges:
Interest incurred	$94,709		81,511	180,659	157,580	217,924	271,343		190,759
Interest component of rent expense	7,112		10,276	22,645	36,304	50,028	46,859		38,617

“Fixed Charges”	$101,821		91,787	203,304	193,884	267,952	318,202		229,376

Ratio of Earnings to Fixed Charges	1.1	x	—	—	—	—	4.6	x	10.5	x

Excess (deficiency) of earnings to fixed charges	$8,274		(240,129)	(651,655)	(503,337)	(2,628,188)	1,137,270		2,177,384